UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BUCA, INC.

(Name of Subject Company)

BUCA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

117769109

(CUSIP Number of Class of Securities)

John T. Bettin

Chief Executive Officer and President

BUCA, Inc.

1300 Nicollet Mall, Suite 5003

Minneapolis, Minnesota 55403

(612) 288-2382

(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies to:

Douglas P. Long

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

Phone: (612) 766-7000

Fax: (612) 766-1600

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of a press release issued by BUCA, Inc. on August 5, 2008.

FOR IMMEDIATE RELEASE

BUCA, Inc. 1300 Nicollet Mall, Suite 5300 Minneapolis, MN 55403 www.bucainc.com

BUCA, Inc. Announces Entry into Definitive Agreement to be Acquired by

Planet Hollywood International, Inc.

Minneapolis, Minnesota, August 5, 2008. BUCA, Inc. (NASDAQ: BUCA) today announced that it has signed a definitive agreement with Planet Hollywood International, Inc. (“Planet Hollywood”) under which an acquisition subsidiary owned by Planet Hollywood will seek to acquire all of the shares of BUCA, Inc. at a price of $0.45 per share of common stock. This price represents a premium of 41% over the closing share price of $.32 per share on August 4, 2008. The transaction will be effected through a tender offer, followed by a merger of BUCA, Inc. with a wholly-owned subsidiary of Planet Hollywood.

In connection with the signing of the acquisition agreement, Planet Hollywood has also provided a $3.5 million secured subordinate loan to BUCA, Inc.

“After an exhaustive review of strategic alternatives, our Board of Directors has determined that this offer from Planet Hollywood represents the best overall value for our shareholders. In addition, the financing from Planet Hollywood will provide us with the liquidity we need to continue to move our business forward. We believe that this transaction provides a bright future for our unique brand and for our many employees nationwide,” said BUCA, Inc. President and Chief Executive Officer John T. Bettin.

Robert Earl, President, Chief Executive Officer and founder of Planet Hollywood commented “We are delighted to welcome Buca di Beppo to the Planet Hollywood family as part of our ongoing strategy to introduce new brands into our restaurant group while simultaneously expanding our lodging and casino operations.”

The BUCA, Inc. Board of Directors unanimously approved the offer from Planet Hollywood and is recommending that BUCA, Inc.’s shareholders tender into the offer. Under the terms of the agreement, the tender offer is expected to commence no later than August 12, 2008 and to remain open for 20 business days. Consummation of the transaction requires the tender of at least a majority of the outstanding shares in the tender offer and other customary closing conditions.

About BUCA, Inc.

BUCA, Inc. owns and operates 88 highly acclaimed Italian restaurants under the name Buca di Beppo in 25 states and the District of Columbia.

About Planet Hollywood International, Inc.

Planet Hollywood International, Inc. is the creator and worldwide developer of consumer brands that capitalize on the universal appeal of movies, television, sports, music, and other leisure time activities. The company’s worldwide operations offer products and services in the restaurant, retail, leisure, and entertainment sectors including, under license, the Planet Hollywood Resort & Casino, the hottest new property on the Las Vegas Strip featuring over 100,000 square feet of gaming, fine dining restaurants, an award-winning buffet, casual dining options, lounges and nightclubs.

Additional Information

The tender offer to which this press release pertains has not commenced. The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of BUCA, Inc. At the time the tender offer is commenced, BUCA Financing, LLC and Planet Hollywood International, Inc. intend to file a Tender Offer Statement containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and BUCA, Inc. intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Planet Hollywood and BUCA, Inc. intend to mail these documents to the shareholders of BUCA, Inc. These documents will contain important information about the tender offer and shareholders of BUCA, Inc. are urged to read them carefully when they become available. At that time, shareholders of BUCA, Inc. will be able to obtain a free copy of these documents at www.bucainc.com, and the website maintained by the SEC at http://www.sec.gov.

Securities Safe Harbor

With the exception of historical information contained in this release, the matters described herein contain certain “forward-looking statements” that are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, particularly those statements regarding the effects of the proposed merger and those preceded by the words “believes,” “expects,” “estimates,” “anticipates,” “will” or words of similar import are statements of management’s opinion. These statements are subject to certain assumptions, risks, uncertainties and changes in circumstances. Actual results may vary materially from those expressed or implied from the statements herein or from historical results, due to changes in economic, business, competitive, technological and/or regulatory factors. For instance, although BUCA, Inc. and Planet Hollywood have signed an agreement for Planet Hollywood to commence and complete a tender offer for shares of BUCA, Inc. common stock, and for a subsidiary of Planet Hollywood to merge with and into BUCA, Inc., there is no assurance that the proposed tender offer or merger will be completed. The proposed merger may not occur if the conditions to completing the tender offer are not satisfied, if it is blocked by a government agency, or if either BUCA, Inc. or Planet Hollywood fail to satisfy other conditions to closing the transactions. More detailed information about risk factors that may affect actual results is set forth in filings by BUCA, Inc. with the Securities and Exchange Commission, including those described in the Company’s Annual Report on Form 10-K for the year ended December 30, 2007. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date of this release. Except as required by law, we undertake no obligation to publicly update or review any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

# # #

Notice to Investors

The information contained in this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of BUCA, Inc. BUCA, Inc. shareholders are urged to read the relevant tender offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Planet Hollywood International, Inc. will file tender offer materials with the U.S. Securities and Exchange Commission, and BUCA, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available for free at the U.S. Securities and Exchange Commission’s web site at www.sec.gov, at BUCA, Inc.’s website at www.bucainc.com.